Exhibit 99.1

October 29, 2020

Dear Shareholders,

The business performed at a high level in Q3. Highlights included strong MAU and subscriber growth, a recovery in global consumption hours, record low churn below 4%, better than expected Gross Margin, and Free Cash Flow of €103 million. Headwinds included negative effects from FX movements which slowed revenue growth by 500 bps on a constant currency basis. Revenue was slightly better than expected excluding the impact of FX. Notably, some of our more mature regions exhibited accelerating user growth, our advertising business returned to growth, and new market launches in Russia and 12 surrounding markets unlocked significant pent-up demand, adding a helpful accelerant to our results.

SUMMARY USER AND FINANCIAL METRICS % Change USERS (M) Q3 2019 Q2 2020 Q3 2020 Y/Y Q/Q Total Monthly Active Users (“MAUs”) 248 299 320 29% 7% Premium Subscribers 113 138 144 27% 5% As-Supported MAUs 141 170 185 31% 9% FINANCIALS (€M) Premium 1,561 1,758 1,790 15% 2% Ad-Supported 170 131 185 9% 41% Total Revenue 1,731 1,889 1,975 14% 5% Gross Profit 441 479 489 11% 2% Gross Margin 25.5% 25.4% 24.8% Operating Income/(Loss) 54 (167) (40) Operating Margin 3.1% (8.8%) (2.0%) Net cash flows from operating activities 71 39 122 72% Free Cash Flow1 48 27 103 115%

[1]	Free Cash Flow is a non-IFRS measure. See “Use of Non-IFRS Measures” and “Reconciliation of IFRS to Non-IFRS Results” for additional information.

MONTHLY ACTIVE USERS (“MAUs”)

Total MAUs grew 29% Y/Y to 320 million in the quarter and above the top end of our guidance range. From a regional perspective, Y/Y growth in North America and Europe accelerated more than 400 bps and 100 bps, respectively, while Latin America and Rest of World continued to see the fastest growth, growing 30% and 51%, respectively. The MAU outperformance was bouyed by India, which benefited from successful marketing campaigns, as well as stronger than expected results from our July launches in Russia, CIS, and the Balkans, with Russia serving as the largest upside driver. We are particularly encouraged by our MAU strength this quarter, as it supports the long-term health of our customer acquisition funnel and gives us confidence as we continue to expand into new markets.

Both Latin America and Rest of World had MAU growth in line with, or ahead of, our Q3 forecast. Exiting Q2 we had seen easing COVID pressures in parts of Latin America and Rest of World and this trend continued into Q3. In parts of Latin America, we observed churn improvement and support from new product offerings. Thanks to continued product updates and user flow improvements, we are seeing strong upward trends in new user retention within emerging markets.

While we saw outperformance in Europe in aggregate, we did see a slight shift in Q3 seasonality among a few of our larger markets as we believe summer demand may have been pulled forward into the March and April lockdown periods.

From a content consumption standpoint, global consumption hours surpassed pre-COVID levels during the quarter, and all regions have fully recovered. Consumption trends by platform have returned to normal usage, including in-car listening hours which is now above the pre-COVID peak. Usage on connected devices inside the home, which saw a spike during lockdown, also remains above pre-COVID levels.

Total MAUs by Region

PREMIUM SUBSCRIBERS

Our Premium Subscribers grew 27% Y/Y to 144 million in the quarter, reaching the top end of our guidance range. We saw strong subscriber growth across all regions, with added benefit from our new market launches in Russia and surrounding territories. Russia has been our most successful new market launch to date and represented the largest portion of subscriber outperformance for the quarter. Additionally, we saw strong performance from the global rollout of our Duo product, with the Duo subscriber growth exceeding our expectations.

Other items of note this quarter included the Google Nest Mini promotion in the UK and Canada, which exceeded our forecast while enhancing our product’s ubiquity, retention, and engagement. We also entered into strategic mobile telco partnerships in Russia (with MTS) and Indonesia (with Telkomsel).

Our average monthly Premium churn rate for the quarter fell below 4% for the first time, marking an 89 bps improvement Y/Y and 49 bps sequentially, driven by churn improvement across all product offerings.

Subscribers by Region

FINANCIAL METRICS

Revenue

Total revenue of €1,975 million grew 14% Y/Y in Q3 or 19% Y/Y on a constant currency basis (excluding the impact of FX movements). Reported revenue was at the midpoint of our guidance range, as FX headwinds of approximately 500 bps meaningfully exceeded the 260 bps of headwinds incorporated into our plan. The depreciation of the US Dollar vs. the Euro was the primary driver of this variance. Premium revenue grew 15% Y/Y to €1,790 million (or 20% Y/Y in constant currency terms) while Ad-Supported revenue rebounded nicely, growing 9% Y/Y (or 15% Y/Y in constant currency terms).

Within Premium, average revenue per user (“ARPU”) of €4.19 in Q3 was down 10% Y/Y (or down 6% Y/Y in constant currency terms). Excluding FX, product mix accounted for the majority of the ARPU decline, followed by geographic mix. In October, we elected to raise the price of the Family Plan in 7 markets (Australia, Belgium, Switzerland, Bolivia, Peru, Ecuador, and Colombia) alongside Duo in Colombia.

Ad-Supported revenue of €185 million outperformed our forecast, exhibiting a return to growth following the impact of the global pandemic in Q2. We experienced positive Y/Y revenue growth during each month of the quarter, with September finishing particularly strong as business activity moved towards a more normalized state. The rebound was led by our Podcast and Ad Studio channels, which grew in the strong double digit range on a Y/Y basis. Notably, the recent rollout of video in Ad Studio exceeded expectations and post Q3, Ad Studio was rolled out for the first time ever in non-English language markets (Spain and Mexico).

Gross Margin

Gross Margin finished at 24.8% in Q3, toward the top end of our guidance range. A number of factors drove the positive Gross Margin variance, led by better than forecast non-music content costs and Other Cost of Revenues (e.g. payment fees, streaming delivery costs).

Premium Gross Margin was 27.3% in Q3, down slightly from 28.1% in Q2 and up 40 bps Y/Y. Ad-Supported Gross Margin was 0.6% in Q3, up from (11.9)% in Q2 and down 1,200 bps Y/Y. As a reminder, we now account for all content costs related to podcast investment in the Ad-Supported business.

Operating Expenses / Income (Loss)

Operating expenses totaled €529 million in Q3, an increase of 37% Y/Y but short of our plan. Lower than forecast Social Charges accounted for more than half of the shortfall given the decline in our share price during the quarter and lower than expected grants of new equity. Additionally, certain marketing expenses came in lower than expected due to campaign timing shifts and movements in FX. On a Y/Y basis, the growth in operating expenses includes the launch of a global marketing campaign in 2020.

As a reminder, Social Charges are payroll taxes associated with employee salaries and benefits, including share-based compensation. We are subject to social taxes in several countries in which we operate, although Sweden accounts for the bulk of the social costs. We don’t forecast stock price changes in our guidance so upward or downward movements will impact our reported operating expenses.

At the end of Q3, our workforce consisted of 6,357 FTEs globally.

Product and Platform

As a company, our goal is to continually innovate, testing new features and conducting numerous experiments each quarter as a way to increase connections between creators and listeners while enhancing customer engagement, retention, and LTV. This quarter, we enhanced our lyrics functionality with a long awaited feature, Lyrics Search. We also added mixed media formats, such as the launch of the Daily Sports playlist,2 which combines sports commentary and personalities alongside personalized music recommendations.

Additionally, we revamped our podcast charts3 experience, which is live in 26 markets and gives users the opportunity to see what podcasts are trending. We also have expanded the mixed media playlist Your Daily Drive4 to users in the UK and Ireland, bringing a personalized mix of news podcasts and music to users, updated daily. Furthermore, we announced that podcast listeners can connect even more deeply with hosts through video podcasts5 allowing for a more meaningful user experience.

[2]	https://newsroom.spotify.com/2020-08-17/daily-sports-a-new-mixed-media-playlist-fans-of-any-team-can-root-for/
[3]	https://newsroom.spotify.com/2020-07-14/find-your-next-listen-with-new-top-podcasts-and-trending-podcast-charts/
[4]	https://newsroom.spotify.com/2019-06-12/your-daily-drive-music-and-news-thatll-brighten-your-commute/
[5]	https://newsroom.spotify.com/2020-07-21/spotify-fans-can-better-connect-to-creators-with-new-video-podcasts/

Content

We continue to lean into our goal of becoming the world’s number one audio platform through compelling new music releases and exclusive creative non-music content. As of Q3, we had 1.9 million podcasts on the platform (up from more than 1.5 million podcasts in Q2). Of note, 22% of our Total MAUs engaged with podcast content in Q3 (up from 21% of MAUs in Q2 2020).

Q3 was a standout quarter for our podcasting efforts, beginning with the July launch of The Michelle Obama Podcast,6 an Original & Exclusive (“O&E”) podcast that became the #1 show globally on our platform in July and August, making it our top summer podcast. In September, The Joe Rogan Experience7 arrived on platform with video capability and became the #1 show in all of our English-speaking markets while outperforming our audience expectations. We look forward to the start of our exclusivity period for this podcast by the end of this year.

Other select O&E content launches in the US included Mama Knows Best8 with influencer Addison Rae (Parcast), Best Kept Secrets9 with Lele Pons (Spotify Studios), 10 Questions10 with Kyle Brandt (The Ringer), and How to Save a Planet11 (Gimlet). Internationally, we released 58 new O&E podcasts, bringing our O&E offerings to a total of 16 markets. Select launches included our Southeast Asia original Nas Talks12 hosted by influencer Nuseir Yassan, international adaptations from Parcast studios with Horoscopes Today13 in India and Serial Killers14 in Indonesia, and 9 podcast exclusives15 in the Philippines.

We also announced that the first title of our DC Comics partnership will be Batman Unburied (to be written and produced by David Goyer), unveiled our first multi-year Esports partnership with Riot Games’ League of Legends16 (including exclusive and original podcast content), and announced a multi-year first-look deal with Chernin Entertainment17 to develop our owned podcast IP into film, television, and digital series projects in an effort to attract and reward podcast creators.

Despite the challenges stemming from the COVID-19 pandemic, we saw a 13% increase in new music releases compared with Q2 on our platform. This was led by Taylor Swift’s folklore18 album, which set a Spotify record for the most first day album streams by a female artist while making Taylor Swift the most streamed artist on Spotify on any day this year. BTS also released their first all-English-language single Dynamite19 in August and had the biggest first day globally on Spotify for a single in 2020.

[6]	https://open.spotify.com/show/71mvGXupfKcmO6jlmOJQTP
[7]	https://open.spotify.com/show/4rOoJ6Egrf8K2IrywzwOMk
[8]	https://open.spotify.com/show/5t5hv8vHAxUN8v6ft6meAC
[9]	https://open.spotify.com/show/4EuiQfPVsOOpyGxGiS25kX
[10]	https://open.spotify.com/show/36RvI9hPV7zVUWo4C59pkd
[11]	https://open.spotify.com/show/1KzrasExlM5dgMYwgFHns6
[12]	https://newsroom.spotify.com/2020-07-07/nuseir-yassin-of-nas-daily-announces-new-spotify-original-podcast-nas-talks/
[13]	https://open.spotify.com/show/7HrH7FZeYibqZMuHX6AAjj
[14]	https://open.spotify.com/show/5VeSdOgrj3170z8DQ1YhB0
[15]	https://newsroom.spotify.com/2020-09-22/nine-filipino-fan-favorite-podcasts-join-spotify/
[16]	https://newsroom.spotify.com/2020-08-24/spotify-and-riot-games-team-up-for-an-official-league-of-legends-esports-partnership/
[17]	https://newsroom.spotify.com/2020-09-24/spotify-and-chernin-entertainment-announce-multiyear-first-look-partnership/
[18]	https://open.spotify.com/album/2fenSS68JI1h4Fo296JfGr
[19]	https://open.spotify.com/track/0t1kP63rueHleOhQkYSXFY

Two-Sided Marketplace

We continue to work towards our goal of building a diversified digital services platform enabling creator teams to connect, create, and grow their audiences on our platform. In late July, we took another step towards advancing this initiative through the announcement of our partnership with Universal Music Group to help build out new tools and offerings, which is now underway.

The number of artists and their teams utilizing our Spotify for Artists tools on a monthly basis has grown to more than 750,000 and we continue to add new features for the creator community. This quarter, Spotify for Artists introduced Promo Cards,20 a new tool that allows creators to make shareable social media assets for songs, albums, podcasts, and artist profiles. On July 31, we merged Spotify Analytics — our data tool for labels and distributors — into Spotify for Artists, to establish one unified fan development platform for the music industry. Artists, managers, labels, and distributors can now manage artist profiles, view and analyze listening data, pitch to playlists, and promote their music all together in one service.

Given this unprecedented time in the industry, we added three new fundraising options to the Artist Fundraising Pick21 feature, offering better support for artists in Latin America, Turkey, and New Zealand to amplify their fundraising efforts on their Spotify profiles. Additionally, in September we launched support for artist teams to promote their virtual events22 on their Spotify profile and our Concerts hub, spaces that previously only featured in-person events.

Our sponsored recommendations continue to gain traction, helping music marketers target listeners based on their streaming behavior to shift users into an active listening session of their content. During Q3, we saw a 76% increase in unique customers relative to Q2, and we retained 74% of customers from Q2, which we believe is a good sign of customer satisfaction. We saw demand from both the Major labels and Indies, with Q3 campaigns including Taylor Swift, Machine Gun Kelly, and John Legend. We continue to expand the targeting capabilities for these sponsored recommendations, allowing music marketers to segment their audience by listening behavior, data that is unique to Spotify.

Free Cash Flow

Free Cash Flow was €103 million in Q3, a €55 million increase Y/Y principally related to favorable working capital movements and reduced cash outflow for PP&E related to office build-outs, partially offset by increased net loss adjusted for non-cash items. We maintain positive working capital dynamics overall and continue to expect that we will deliver positive Free Cash Flow for the year.

[20]	https://artists.spotify.com/blog/introducing-promo-cards
[21]	https://artists.spotify.com/blog/artist-fundraising-pick-expands-to-latin-america-turkey-and-new-zealand
[22]	https://artists.spotify.com/blog/you-can-now-list-virtual-events-on-spotify

In addition to the positive Free Cash Flow dynamics, we maintain a strong liquidity position and are confident in the financial position of the business as we look at the current and future uncertainty surrounding the global health crisis. At the end of Q3, we had €2.0 billion in cash and cash equivalents, restricted cash, and short term investments and no indebtedness23.

Q4 2020 OUTLOOK

These forward-looking statements reflect Spotify’s expectations as of October 29, 2020 and are subject to substantial uncertainty. The estimates below utilize the same methodology we’ve used in prior quarters with respect to our guidance and the potential range of outcomes. Given the extraordinary operating circumstances we currently face with respect to the impact of COVID-19 there is a greater likelihood of variances within those ranges than typical quarters.

Q4 2020 Guidance:

•	Total MAUs: 340-345 million

•	Total Premium Subscribers: 150-154 million

•	Total Revenue: €2.00-€2.20 billion

•	Assumes approximately 600 bps headwind to growth Y/Y due to movements in foreign exchange rates (prior guidance assumed 360 bps headwind)

•	Gross Margin: 24.2-26.2%

•	Operating Profit/Loss: €(112)-€(32) million

EARNINGS QUESTION & ANSWER SESSION

We will host a live question and answer session starting at 8 a.m. ET today on investors.spotify.com. Daniel Ek, our Founder and CEO, and Paul Vogel, our Chief Financial Officer, will be on hand to answer questions submitted through slido.com using the event code #SpotifyEarningsQ320. Participants also may join using the listen-only conference line by registering through the following site:

Direct Event Registration Portal: http://www.directeventreg.com/registration/event/8742167

We use investors.spotify.com and newsroom.spotify.com websites as well as other social media listed in the “Resources – Social Media” tab of our Investors website to disclose material company information.

[23]	As of September 30, 2020, we have no material outstanding indebtedness, other than lease liabilities recognized under IFRS 16.

CONTACTS

Investor Relations:	Public Relations:
Bryan Goldberg	Dustee Jenkins
Lauren Katzen
ir@spotify.com	press@spotify.com

Use of Non-IFRS Measures

To supplement our interim condensed consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures: Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, and Free Cash Flow. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect and Ad-Supported revenue excluding foreign exchange effect are useful to investors because they present measures that facilitate comparison to our historical performance. However, Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect and Ad-Supported revenue excluding foreign exchange effect should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue, Ad-Supported revenue or other financial measures prepared in accordance with IFRS. Management believes that Free Cash Flow is useful to investors because it presents a measure that approximates the amount of cash generated that is available to repay debt obligations, to make investments, and for certain other activities that exclude certain infrequently occurring and/or non-cash items. However, Free Cash Flow should be considered in addition to, not as a substitute for or superior to, net cash flows (used in)/from operating activities or other financial measures prepared in accordance with IFRS. For more information on these non-IFRS financial measures, please see “Reconciliation of IFRS to Non-IFRS Results” table.

Forward Looking Statements

This shareholder letter contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to: our ability to attract prospective users and to retain existing users; competition for users and user listening time; our dependence upon third-party licenses for most of the content we stream; our lack of control over the providers of our content and their effect on our access to music and other content; our ability to comply with the many complex license agreements to which we are a party; our ability to accurately estimate the amounts payable under our license agreements; the limitations on our operating flexibility due to the minimum guarantees required under certain of our license agreements; our ability to obtain accurate and comprehensive information about music compositions in order to obtain necessary licenses or perform obligations under our existing license agreements; new copyright legislation that may increase the cost and/or difficulty of music licensing; risks associated with our international expansion, including difficulties obtaining rights to stream content on favorable terms; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; our ability to expand our operations to deliver content beyond music, including podcasts; potential breaches of our security systems; assertions by third parties of infringement or other violations by us of their intellectual property rights; our ability to accurately estimate our user metrics and other estimates; risks associated with manipulation of stream counts and user accounts and unauthorized access to our services; changes in legislation or governmental regulations affecting us; risks relating to privacy and protection of user data; our ability to maintain, protect, and enhance our brand; ability to hire and retain key personnel; risks relating to the acquisition, investment, and disposition of companies or technologies; tax-related risks; the concentration of voting power among our founders who have and will continue to have substantial control over our business; risks related to our status as a foreign private issuer; international, national or local economic, social or political conditions; and risks associated with accounting estimates, currency fluctuations and foreign exchange controls; and the impact of the COVID-19 pandemic on our business and operations, including any adverse impact on advertising revenue or subscriber acquisition and retention. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from our estimates and forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F filed with the SEC on February 12, 2020, as updated in our Form 6-K filed with the SEC on July 29, 2020 (containing the interim condensed consolidated financial statements for the three months ended June 30, 2020). We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this shareholder letter.

Interim condensed consolidated statement of operations

(Unaudited)

(in € millions, except share and per share data)

	Three months ended			Nine months ended
	September 30, 2020	June 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Revenue	1,975	1,889	1,731	5,712	4,909
Cost of revenue	1,486	1,410	1,290	4,272	3,661

Gross profit	489	479	441	1,440	1,248
Research and development	176	267	136	605	442
Sales and marketing	256	248	178	735	550
General and administrative	97	131	73	324	252

	529	646	387	1,664	1,244

Operating (loss)/income	(40)	(167)	54	(224)	4
Finance income	14	6	226	90	268
Finance costs	(90)	(294)	(10)	(396)	(230)

Finance income/(costs) - net	(76)	(288)	216	(306)	38

(Loss)/income before tax	(116)	(455)	270	(530)	42
Income tax (benefit)/expense	(15)	(99)	29	(74)	19

Net (loss)/income attributable to owners of the parent	(101)	(356)	241	(456)	23

(Loss)/Earnings per share attributable to owners of the parent
Basic	(0.53)	(1.91)	1.34	(2.44)	0.13

Diluted	(0.58)	(1.91)	0.36	(2.44)	0.09

Weighted-average ordinary shares outstanding
Basic	188,842,828	186,552,877	179,863,596	186,821,414	180,292,670

Diluted	189,054,064	186,552,877	188,477,554	186,821,414	185,788,598

Condensed consolidated statement of financial position

(Unaudited)

(in € millions)

	September 30, 2020	December 31, 2019
Assets
Non-current assets
Lease right-of-use assets	459	489
Property and equipment	299	291
Goodwill	595	478
Intangible assets	82	58
Long term investments	1,811	1,497
Restricted cash and other non-current assets	66	69
Deferred tax assets	13	9

	3,325	2,891

Current assets
Trade and other receivables	392	402
Income tax receivable	4	4
Short term investments	719	692
Cash and cash equivalents	1,182	1,065
Other current assets	142	68

	2,439	2,231

Total assets	5,764	5,122

Equity and liabilities
Equity
Share capital	—	—
Other paid in capital	4,539	4,192
Treasury shares	(175)	(370)
Other reserves	1,267	924
Accumulated deficit	(3,165)	(2,709)

Equity attributable to owners of the parent	2,466	2,037

Non-current liabilities
Lease liabilities	592	622
Accrued expenses and other liabilities	39	20
Provisions	2	2
Deferred tax liabilities	1	2

	634	646

Current liabilities
Trade and other payables	615	549
Income tax payable	5	9
Deferred revenue	363	319
Accrued expenses and other liabilities	1,600	1,438
Provisions	20	13
Derivative liabilities	61	111

	2,664	2,439

Total liabilities	3,298	3,085

Total equity and liabilities	5,764	5,122

Interim condensed consolidated statement of cash flows

(Unaudited)

(in € millions)

	Three months ended			Nine months ended
	September 30, 2020	June 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Operating activities
Net (loss)/income	(101)	(356)	241	(456)	23
Adjustments to reconcile net (loss)/income to net cash flows
Depreciation of property and equipment and lease right-of-use assets	21	23	17	65	51
Amortization of intangible assets	7	5	5	17	12
Share-based payments expense	46	50	31	133	94
Finance income	(14)	(6)	(226)	(90)	(268)
Finance costs	90	294	10	396	230
Income tax (benefit)/expense	(15)	(99)	29	(74)	19
Other	(3)	2	1	3	(1)
Changes in working capital:
(Increase)/decrease in trade receivables and other assets	(76)	(39)	2	(93)	(13)
Increase in trade and other liabilities	155	151	2	243	232
Increase in deferred revenue	20	34	12	50	44
Increase/(decrease) in provisions	7	—	(44)	6	(36)
Interest paid on lease liabilities	(13)	(15)	(12)	(43)	(25)
Interest received	—	—	4	3	12
Income tax paid	(2)	(5)	(1)	(8)	(4)

Net cash flows from operating activities	122	39	71	152	370

Investing activities
Business combinations, net of cash acquired	—	—	(7)	(137)	(331)
Purchases of property and equipment	(17)	(14)	(26)	(43)	(103)
Purchases of short term investments	(305)	(145)	(268)	(948)	(670)
Sales and maturities of short term investments	197	242	245	916	998
Change in restricted cash	(2)	2	3	—	4
Other	(7)	(7)	(4)	(28)	(11)

Net cash flows (used in)/from investing activities	(134)	78	(57)	(240)	(113)

Financing activities
Proceeds from exercise of share options	96	101	30	274	83
Proceeds from the issuance of warrants	—	—	15	—	15
Repurchases of ordinary shares	—	—	(125)	—	(408)
Payments of lease liabilities	(6)	(6)	(4)	(16)	(13)
Lease incentives received	6	—	15	13	15
Other	(11)	(5)	(4)	(19)	(4)

Net cash flows from/(used in) financing activities	85	90	(73)	252	(312)

Net increase/(decrease) in cash and cash equivalents	73	207	(59)	164	(55)
Cash and cash equivalents at beginning of the period	1,148	951	909	1,065	891
Net exchange (losses)/gains on cash and cash equivalents	(39)	(10)	27	(47)	41

Cash and cash equivalents at period end	1,182	1,148	877	1,182	877

Calculation of basic and diluted (loss)/earnings per share

(Unaudited)

(in € millions, except share and per share data)

	Three months ended			Nine months ended
	September 30, 2020	June 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Basic (loss)/earnings per share
Net (loss)/income attributable to owners of the parent	(101)	(356)	241	(456)	23
Share used in computation:
Weighted-average ordinary shares outstanding	188,842,828	186,552,877	179,863,596	186,821,414	180,292,670

Basic (loss)/earnings per share attributable to owners of the parent	(0.53)	(1.91)	1.34	(2.44)	0.13

Diluted (loss)/earnings per share
Net (loss)/income attributable to owners of the parent	(101)	(356)	241	(456)	23
Fair value gains on dilutive warrants	(9)	—	(173)	—	(7)

Net (loss)/earnings used in the computation of diluted loss per share	(110)	(356)	68	(456)	16

Shares used in computation:
Weighted-average ordinary shares outstanding	188,842,828	186,552,877	179,863,596	186,821,414	180,292,670
Warrants	211,236	—	3,867,477	—	563,692
Share options	—	—	4,436,345	—	4,680,634
Restricted stock units	—	—	157,623	—	125,197
Restricted stock awards	—	—	50,623	—	47,223
Other contingently issuable shares	—	—	101,890	—	79,182

Diluted weighted-average ordinary shares	189,054,064	186,552,877	188,477,554	186,821,414	185,788,598

Diluted (loss)/earnings per share attributable to owners of the parent	(0.58)	(1.91)	0.36	(2.44)	0.09

Reconciliation of IFRS to Non-IFRS Results

(Unaudited)

(in € millions, except percentages)

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
IFRS revenue	1,975	1,731	5,712	4,909
Foreign exchange effect on 2020 revenue using 2019 rates	89		112

Revenue excluding foreign exchange effect	2,064		5,824
IFRS revenue year-over-year change %	14%		16%
Revenue excluding foreign exchange effect year-over-year change %	19%		19%
IFRS Premium revenue	1,790	1,561	5,248	4,448
Foreign exchange effect on 2020 Premium revenue using 2019 rates	79		106

Premium revenue excluding foreign exchange effect	1,869		5,354
IFRS Premium revenue year-over-year change %	15%		18%
Premium revenue excluding foreign exchange effect year-over-year change %	20%		20%
IFRS Ad-Supported revenue	185	170	464	461
Foreign exchange effect on 2020 Ad-Supported revenue using 2019 rates	10		6

Ad-Supported revenue excluding foreign exchange effect	195		470
IFRS Ad-Supported revenue year-over-year change %	9%		1%
Ad-Supported revenue excluding foreign exchange effect year-over-year change %	15%		2%

Free Cash Flow

(Unaudited)

(in € millions)

	Three months ended			Nine months ended
	September 30, 2020	June 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net cash flows from operating activities	122	39	71	152	370
Capital expenditures	(17)	(14)	(26)	(43)	(103)
Change in restricted cash	(2)	2	3	—	4

Free Cash Flow	103	27	48	109	271